EXHIBIT 99.1

Equinor ASA: Information relating to the cash dividend for third quarter 2023

Key information relating to the cash dividend to be paid by Equinor ASA (OSE: EQNR, NYSE: EQNR) for third quarter 2023.

Ordinary cash dividend amount: 0.30

Extraordinary cash dividend amount: 0.60

Declared currency: USD

Last day including rights: 13 February 2024

Ex-date: 14 February 2024

Record date: 15 February 2024

Payment date: 27 February 2024

Date of approval: 26 October 2023

Other information: the cash dividend per share in NOK will be communicated on 21 February 2024.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.